Exhibit 99.1

Marine Harvest ASA (OSE: MHG, NYSE: MHG): Strategic development

Marine Harvest to build a new greenfield feed factory in Scotland

Marine Harvest expanded into fish feed with our first factory opening at Bjugn during 2014. The main reason was that feed is a significant part of the cost of producing salmon. The factory at Bjugn has over the past 18 months proven to be a success. Operational excellence and effective transportation and logistics have been key contributors to the good results. Today the factory covers approximately 80% of our Norwegian feed requirements.

We see, however, that third party European feed purchases remain significant, within Scotland, Ireland and the Faroe Islands as salmon farming centers where we today are 100% supplied by external feed companies. A second feed factory is therefore in line with the strategy of being a fully integrated protein company. After careful consideration, Scotland is viewed as the best alternative due to its ability to fully serve our internal feed requirements in a cost effective manner. The factory will be positioned to deliver feed to our operations in Scotland, Ireland and the Faroe Islands, but this may change or develop over time. In addition the range of feed types will be broadened to include starter feed for freshwater and organic feed for our Irish operations.

Accordingly, the Board of Directors of Marine Harvest ASA has approved the development of a new feed factory in Scotland. The specific location is yet to be decided. The investment is estimated to approximately GBP 80 million and will be phased over the years 2016-2018, with approximately 95% of the capital expenditure falling within 2017-2018. The investment size reflects that the product range will be broadened. The investment is expected to yield good results, with a capital return target in the range of 15%. The factory is expected to have a total capacity of around 170,000 tonnes of feed, with the potential for further expansion. The investment is subject to acquiring land, obtaining relevant permissions and consents. The construction phase is planned to commence in 2017 and expected completion of the feed plant during the first half of 2018. All existing external feed supply contracts in Scotland, Ireland and the Faroe Island expire during the first half of 2018.

Existing management within Marine Harvest Fish Feed will provide support to the build-up of the new operational management.

Marine Harvest to consider expanding business activity into service vessels

There are a substantial number of vessels operating in connection with Marine Harvest today.  These vessels are for example work boats, well boats and feed boats. The biological situation in Norway and our other Farming Regions, makes well boats an integrated part of the value chain.  Vessel use in salmon farming systems is increasing in significance due to increased smolt transportation, sea lice, grading of fish, freshwater treatments and harvesting; as a consequence we see significant scope for integration in this area of our operations.

Marine Harvest sees this as an opportunity to streamline production and cut costs associated with the area. The profitability in the segment and the expected return is good, and the timing is favorable for such a new business activity. The Board of Directors has therefore requested the administration to evaluate the business area "Marine Harvest Shipping".  The business area will be supported by existing corporate group functions and will be developed gradually through organic growth. Marine Harvest will now explore in detail the options within this business segment and we will hire a COO within "Marine Harvest Shipping" in 2016.

For further information, please contact:

Marine Harvest media: +47 48 18 99 00

About Marine Harvest Group

Marine Harvest Group is the world's leading seafood company and largest producer of farmed salmon, with presence in 24 countries and a total of 11 700 employees worldwide. The company is headquartered in Bergen, Norway, and is listed on the Oslo Stock Exchange and New York Stock Exchange (NYSE). Please see www.marineharvest.com for further information.

Forward looking statements

This release may be deemed to include forward-looking statements, such as statements that relate to Marine Harvest's goals and strategies, salmon prices, ability to increase or vary harvest volume, production capacity, trends in the seafood industry, restructuring initiatives, exchange rate and interest rate fluctuations, expected research and development expenditures, business prospects and positioning with respect to market, demographic and pricing trends, strategic initiatives, and the effects of any extraordinary events and various other matters (including developments with respect to laws, regulations and governmental policies regulating the industry and changes in accounting policies, standards and interpretations) on Marine Harvest's business and results. Forward-looking statements are typically identified by words or phrases, such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," "plan," "goal," "target," "strategy," and similar expressions or future or conditional verbs such as "may," "will," "should," "would," and "could." Forward-looking statements are Marine Harvest's current estimates or expectations of future events or future results. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Marine Harvest ASA's registration statement on Form 20-F filed in 2014, including the section captioned "Risk Factors," contain additional information about factors that could affect actual results, including: changes to the price of salmon including the value of our biological assets; hedging risks; risks related to fish feed; economic and market risks; environmental risks; operational risks; risks related to escapes, disease and sea lice; product risks; risks related to our acquisitions; financing risks; regulation risks including relating to food safety, the aquaculture industry, processing, competition and anti-corruption; trade restriction risks; litigation risks; tax and accounting risks; strategic and competitive risks; and reputation risks. All forward-looking statements included in this release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward-looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.